

April 15, 2019

Ira Robbins
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

  Re: Valley National Bancorp
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 28, 2019
    File No. 001-11277

Dear Mr. Robbins:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 14 - Tax Credit Investments , page 122

1. We note you previously invested in mobile solar generators sold and managed by DC solar, which were included in your balance sheet (other assets) and Note 14. As a result of DC Solar's Chapter 11 bankruptcy protection filing in February 2019 and in an affidavit from a Federal Bureau of Investigation (FBI) special agent that stated that DC Solar was operating a fraudulent "Ponzi-like scheme" as disclosed on page 137, tax credits claimed by you related to your renewable resource investments of approximately $22.8 million between 2013 through 2015 could potentially be disallowed. Please address the following:

   • Tell us and revise future filings to explain and quantify the amount of tax credit investments related to DC solar included in other tax credit investments of $68.1

million considering your disclosure on page 122 that other tax credit investments relate in part to renewable energy sources;

- Tell us and disclose in future filings, how you monitor potential impairments in tax credit investments; and

- Tell us and disclose in future filings, the status of your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services